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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Patriot National, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

401 East Las Olas Boulevard, Suite 1650

(Address of Principal Executive Office (Street and Number))

Fort Lauderdale, Florida 33301

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Patriot National, Inc. (the “Company”) has determined that it is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2016 within the prescribed time because the Company is still finalizing the Form 10-K and continues to prepare analyses and provide documentation requested by its auditors. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Company expects to file the Form 10-K within the permitted 15-day extension of the prescribed due date of March 16, 2017.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Shields	954	670-2984
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Patriot National, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2017	By:	/s/ Thomas Shields
		Name:	Thomas Shields
		Title:	Executive Vice President, Chief Financial Officer and Treasurer

Exhibit A

As reported in the Company’s earnings release for the quarter and year ended December 31, 2016, the Company had total revenues of $232.8 million for the twelve months ended December 31, 2016, compared with $209.7 million in the same period a year ago. Total fee income was $233.0 million for the twelve months ended December 31, 2016, an increase of 11.1% compared to $209.8 million for the corresponding prior-year period. The increase in fee income during the twelve months ended 2016 was primarily due to acquisitions closed during the twelve months ended December 31, 2016 and 2015.

Total expenses for the twelve months ended December 31, 2016 were $252.3 million, compared with $210.1 million in the corresponding prior-year period. The increase was largely attributable to a $17.7 million goodwill impairment charge relating to our 2015 acquisition of Global HR Research and write down of $3.7 million of other assets, primarily related to amounts owed to us under a third-party settlement agreement. In addition, 2016 expenses included $2.7 million in transaction bonuses paid to certain executives upon closing the new credit facility, and incurred in connection with our efforts to seek and evaluate strategic alternatives, $2.0 million in costs related to extinguishment of debt and expenses attributable to acquisitions closed during the twelve months ended December 31, 2016 and 2015.

For the twelve months ended December 31, 2016, GAAP net loss was $0.8 million or $0.03 per share, compared with GAAP net loss of $5.4 million, or $0.20 per share, for the twelve months ended December 31, 2015.